Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Lufax Holding Ltd

陆 金 所 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6623)

(NYSE Stock Ticker: LU)

DATE OF BOARD MEETING

The board of directors (the “Board”) of Lufax Holding Ltd (the “Company”, together with its subsidiaries and consolidated affiliated entities, the “Group”) hereby announces that a meeting of the Board will be held on Tuesday, October 27, 2026, for the purposes of, among other matters, considering and approving the unaudited quarterly financial results of the Group for the nine months ended September 30, 2026 and its publication.

By Order of the Board Lufax Holding Ltd Dicky Peter YIP Chairman of the Board

Hong Kong, October 14, 2026

As at the date of this announcement, the Board comprises Mr. Xiang JI as the executive Director, and Mr. Dicky Peter YIP, Ms. Wai Ping Tina LEE, Mr. Koon Wing Ernest IP, Mr. Siu Hong CHENG and Mr. Wai Kin CHIM as the independent non-executive Directors.